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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PALAFOX TRADING LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Palafox Trading LLC (the "Company"), as of December 31, 2014, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: ______________________ Date: FEBRUARY 20, 2015

Patricia Stasny, Global Controller of Citadel LLC

KALEEN LANIGAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 26, 2018

KALEEN LANIGAN

CITADEL

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Palafox Trading LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial condition of Palafox Trading LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash and cash equivalents	$	109,567
Cash segregated under federal regulation		1,000
Securities purchased under agreements to resell		8,607,496
Receivable from clearing organizations		13,551
Receivable from affiliate		8,649
Other assets		56
Total assets	$	8,740,319

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	8,622,668
Payable to clearing organization		9,199
Payable to affiliates		89
Other liabilities		107
Total liabilities		8,632,063
Member's capital		108,256
Total liabilities and member's capital	$	8,740,319

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(Expressed in U.S. dollars in thousands)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation ("SIPC"), and a clearing member of the Fixed Income Clearing Corporation ("FICC").

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), through its holding company KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("Wellington"), Cyprus Investment Fund LLC ("CYFC"), Cyprus Investment Fund Ltd. ("CYFD"), through its holding company CYFD Offshore Holdings Ltd. ("CYHD"), Citadel Global Fixed Income Fund Ltd. ("GFID"), through its holding company GFID Offshore Holdings Ltd. ("GFOH"), and Citadel Global Fixed Income Fund LLC ("GFXC") are the shareholders and ultimate beneficiaries of GFIL.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel LLC, an affiliate of CALC, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash and cash equivalents are held at major U.S. financial institutions.

(2) Summary of Significant Accounting Policies, Continued:

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements, which are typically initiated to obtain collateral securities to be delivered to counterparties of known or planned short sales or repurchase agreements, are not considered to be investment positions. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Other Financial Instruments

CALC estimate that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The updated guidance requires new disclosures. The

(Expressed in U.S. dollars in thousands)

(3) New Accounting Pronouncements, Continued:

accounting update is effective for periods beginning after December 15, 2016. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

In June 2014, the FASB issued updated accounting guidance which requires new disclosures for all repurchase and securities lending agreements. The updated guidance requires additional disclosures about the collateral pledged for repurchase and securities lending agreements and the associated risks to which the Company continues to be exposed after the transfer. The accounting update is effective for periods beginning after December 15, 2014. Adoption is not expected to materially affect the Company's financial condition or regulatory requirements.

(4) Income Taxes:

Effective August 1, 2012, the Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. At December 31, 2014, the Company's 2013 U.S. federal income tax return was under examination. Subsequent to December 31, 2014, CALC was notified by the Internal Revenue Service that the examination was closed without adjustment.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2014, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

At December 31, 2014, the Company had income taxes receivable of $24 and income taxes payable of $85, which are included in other assets and other liabilities, respectively, on the statement of financial condition.

The Company has determined that, as of December 31, 2014, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

(5) Collateralized Transactions:

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

During the year ended December 31, 2014, the Company had reverse repurchase and repurchase agreements with affiliates and non-affiliates.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2014, substantially all securities collateral received has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

As of December 31, 2014, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $17,876,249, which includes accrued coupon interest of $91,951. Also as of December 31, 2014, the Company had repurchase agreements with collateral posted having a fair value of $17,876,249, which includes accrued coupon interest of $91,951. The Company also pledged net cash collateral of $8,502 to GFIL and received net cash collateral of $9,199 from FICC. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company or counterparties' gross exposure.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2014
(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

The following table presents information about the offsetting of these instruments as of December 31, 2014.

	Assets as of December 31, 2014					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts[1]	Amounts Offset in the Statement of Financial Condition[2][3]	Net Amounts Presented in the Statement of Financial Condition[1]	Counterparty Netting[2]	Financial Instruments, at Fair Value[2][4]	Net Exposure
Assets						
Securities purchased under agreements to resell	$17,891,490	$ (9,283,994)	$ 8,607,496	$ (8,560,546)	$ (46,950)	$ —

	Liabilities as of December 31, 2014					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts[1]	Amounts Offset in the Statement of Financial Condition[2][3]	Net Amounts Presented in the Statement of Financial Condition[1]	Counterparty Netting[2]	Financial Instruments, at Fair Value[2][4]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase	$17,906,662	$ (9,283,994)	$ 8,622,668	$ (8,560,546)	$ (47,065)	$ 15,057

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. This amount also includes net financing interest receivables and payables related to these transactions.

(4) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition. The fair value of financial instruments includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2014, the Company had a payable to Citadel LLC of $58, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by KGOH, Wellington, CYFC, CYHD, GFXC and GFOH for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2014, the Company has payables to KGOH, Wellington, CYHD, GFXC, and GFOH of $6, $4, $1, $1, and $8 respectively, which are included in payable to affiliates on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements

During 2014, the Company entered into repurchase and reverse repurchase agreements with GFIL. As of December 31, 2014, the Company had repurchase and reverse repurchase agreements with GFIL with a gross contract value of $8,976,013 and $8,914,146, respectively. These amounts are netted by $4,633,929 on the statement of financial condition. Additionally, as of December 31, 2014, the Company had a financing interest payable of $793 and a financing interest receivable of $539 related to repurchase and reverse repurchase agreements with GFIL, respectively. These amounts are netted by $482 on the statement of financial condition. The Company pledged securities collateral with a fair value of $8,957,406, which includes accrued coupon interest of $49,599, and received securities collateral with a fair value of $8,918,843, which includes accrued coupon interest of $42,352 with regard to these transactions.

As of December 31, 2014, the Company provided GFIL with cash collateral of $8,502 related to repurchase and reverse repurchase agreements. The amount is included in receivable from affiliate on the statement of financial condition.

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery of securities with GFIL. As of December 31, 2014, the Company had a receivable from GFIL of $8 and payable to GFIL of $11, which are included in receivable from affiliate and payable to affiliates, respectively on the statement of financial condition.

The Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. As of December 31, 2014, the Company had a receivable from GFIL of $139, which is included in receivable from affiliate on the statement of financial condition.

(6) Transactions with Related Parties, Continued:

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(7) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks.

Market Risk

Market risk is the potential for changes in the value of the securities collateral pledged and/or received under repurchase and reverse repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between financial instruments and the instruments used to hedge such financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The cash balance held at a major U.S. financial institution, which typically exceeds Federal Deposit Insurance Corporation coverage, also subjects the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by, among other factors, maintaining those deposits pursuant to segregated custodial arrangements, where possible.

(Expressed in U.S. dollars in thousands)

(7) Risk Management, Continued:

Other Risks

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2014, the Company had commitments relating to its unsettled forward starting repurchase and reverse repurchase agreements of $3,911,438 and $3,911,438, respectively. At December 31, 2014, these forward starting repurchase and reverse repurchase agreements each had a settlement date of January 2, 2015. The unsettled forward starting reverse repurchase agreements of $3,911,438 are with GFIL.

(8) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2014, net capital was $107,802 in excess of the required minimum net capital.

(Expressed in U.S. dollars in thousands)

(8) Regulatory Requirements, Continued:

The Company is also subject to the requirements of the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no such reportable amounts as of December 31, 2014. At December 31, 2014, cash of $1,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, which is included in cash segregated under federal regulations on the statement of financial condition.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(9) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 20, 2015, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.